Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

September 2, 2015

Valerie J. Lithotomos

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Eaton Vance NextShares Trust (File Nos.: 333-197733; 811-22982) (“Trust I”)

Eaton Vance NextShares Trust II (File Nos.: 333-197734; 811-22983) (“Trust II”)

(collectively, the “Trusts”)

Dear Ms. Lithotomos:

This letter responds to comments you provided telephonically to the undersigned on August 21, 2015 regarding pre-effective amendment no. 3 to each Trust’s registration statement on Form N-1A (“Pre-Eff. No. 3”) filed on behalf of its respective series1 (each a “Fund” and together the “Funds”) on July 30, 2015.  Your comments and Registrants’ responses are set forth below. Attached hereto as Appendix A is a draft of the prospectus of National Municipal Income NextShares reflecting the disclosure changes included in responses to certain comments below (the “Draft Prospectus”).2  Each Registrant expects to file a pre-effective amendment to its registration statement (“Pre-Eff. No. 4”) reflecting the relevant disclosure changes described herein. Pre-Eff. No. 4 also will include relevant disclosure changes made to other Eaton Vance funds after the filing of Pre-Eff. No. 3, along with certain other immaterial changes.  Reference to the “July Response Letter” herein is to the Registrants’ responses to your comments received telephonically on May 20, 2015 and reflected in correspondence filed on July 30, 2015 (Accession No. 0000940394-15-000973).

______________________

The registration statement for Eaton Vance NextShares Trust registers shares of the following ten series:  Eaton Vance Balanced NextShares (“Balanced NextShares”); Eaton Vance Global Dividend Income NextShares (“Global Dividend Income NextShares”); Eaton Vance Growth NextShares (“Growth NextShares”) (formerly Eaton Vance Large-Cap Growth ETMF); Eaton Vance Large-Cap Value NextShares (“Large-Cap Value NextShares”); Eaton Vance Small-Cap NextShares (“Small-Cap NextShares”); Eaton Vance Stock NextShares (“Stock NextShares”); Eaton Vance Richard Bernstein All Asset Strategy NextShares (“Bernstein All Asset Strategy NextShares”); Eaton Vance Richard Bernstein Equity Strategy NextShares (“Bernstein Equity Strategy NextShares”); Parametric Emerging Markets NextShares (“Parametric Emerging Markets NextShares”); and Parametric International Equity NextShares  (“Parametric International Equity NextShares”).

The registration statement for Eaton Vance NextShares Trust II registers shares of the following eight series:  Eaton Vance Bond NextShares (“Bond NextShares”); Eaton Vance Floating-Rate & High Income NextShares (“Floating-Rate & High Income NextShares”); Eaton Vance Global Macro Absolute Return NextShares (“Global Macro Absolute Return NextShares”); Eaton Vance Government Obligations NextShares (“Government Obligations NextShares”); Eaton High Income Opportunities NextShares (“High Income Opportunities NextShares”); Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares (“Laddered Municipal Bond NextShares”); Eaton Vance High Yield Municipal Income NextShares (“High Yield Municipal Income NextShares”); and Eaton Vance National Municipal Income NextShares (“National Municipal Income NextShares”).

2

The Draft Prospectus is marked to show changes from the prospectus of National Municipal Income NextShares included in Pre-Eff. No. 3.

Valerie J. Lithotomos

September 2, 2015

Comment No. 1:  Please add additional disclosure to each Fund Summary concerning NextShares and the unique aspects to investors.  Please also make clearer the manner in which NextShares will be purchased.

Response 1:  The requested disclosure is included in the Draft Prospectus under “Fund Summary - About NextShares” (see page 3) and “- Purchases and Sales of Fund Shares” (see page 6).  It will be added to each Fund’s prospectus included in Pre-Eff. No. 4. In adding this disclosure, Registrants were mindful of the requirements of Form N-1A regarding the form and content of the Fund Summary, and prepared the requested disclosure so as not to repeat in its entirety the disclosure under “Additional Information about NextShares” in the prospectus.

Comment No. 2:  Please add the following disclosures to the narrative describing NextShares: (i) risk that NextShares do not sell; (ii) risk of being a new type of product; and (iii) risk of not making payments to intermediaries pursuant to a Rule 12b-1 plan.

Response 2:  The requested disclosures are included in the Draft Prospectus under “Fund Summary - About NextShares” (see page 3) and will be added to each Fund’s prospectus in Pre-Eff. No. 4.

Comment No. 3:  If Eaton Vance Management (“EVM”) is planning to use market maker incentive programs, please disclose this in the prospectus and explain the consequences to the Funds.

Response 3:  EVM believes that Nasdaq Rule 5950, which establishes Nasdaq’s Market Quality Program (“MQP”), currently applies only to index-based exchange-traded funds (“ETFs”), and not to active ETFs or other exchange-traded products.  As such, NextShares cannot currently participate in the MQP.  In the event Rule 5950 is amended to apply to NextShares or NextShares are listed on other exchanges where they are permitted to participate in similar programs, the following disclosure will be added under “Distribution” in each Fund’s prospectus (see page 17 of the Draft Prospectus):

To the extent permitted by applicable law or relevant exchange rules, the Fund may in the future, but is not required to, participate in certain market maker incentive programs of a national securities exchange pursuant to which Eaton Vance would pay a fee to the exchange to be used for the purpose of incentivizing one or more market makers to enhance the liquidity and quality of the secondary market for Fund shares. The fee would be credited by the exchange to one or more market makers that meet or exceed liquidity and market quality standards with respect to Fund shares. Each market maker incentive program is subject to approval by the SEC. Any such fee payments made to an exchange will be made by Eaton Vance from its own resources and will not be paid by the Fund.

Comment No. 4:  In order to include related performance in a Fund’s prospectus, provide a factual analysis for each Fund that supports its inclusion in accordance with the relevant no-action letters.  Discuss the reasons why NextShares are not materially different from the accounts that generated the related performance.

Response 4:  As noted in Response 1 in the July Response Letter, Registrants believe related performance information may be contained in the statutory prospectus for a Fund as long as it is not presented in a misleading manner and complies with conditions set forth in relevant no-action letters issued by the staff of the U.S. Securities Exchange Commission (“SEC”) (see ITT Harford Mutual Funds (pub. avail. Feb. 7, 1997); Nicholas-Applegate (pub. avail. Feb. 7, 1997); Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996); and GE Funds (pub. avail. Feb. 7, 1997).  Pursuant to these no-action letters, related performance must be (i) based on portfolios with substantially similar investment

Valerie J. Lithotomos

September 2, 2015

policies, objectives, restrictions and strategies; (ii) calculated in accordance with applicable SEC standards; (iii) no more prominent than the fund’s own performance information; and (iv) accompanied by disclosure that (a) states the past performance shown represents results for different funds or accounts; (b) states the past performance of the related account is not indicative of past or future performance of the fund; (c) compares the related performance to a relevant index; and (v) describes all material differences between the fund and the accounts.  As a factual matter, the funds and related accounts at issue in the above cited no-action letters were also advised by the same investment adviser and, where applicable, sub-adviser.

Attached as Appendix B is a comparative analysis of the adviser, sub-adviser (where applicable), investment policies, objective(s), investment restrictions and principal strategies of each Fund that included related performance in its prospectus filed in Pre-Eff. No. 3 and its related account(s).3  Registrants represent that the performance presented in each such Fund’s prospectus contained in Pre-Eff. No. 3 was calculated in accordance with applicable SEC standards.  Furthermore, Registrants believe that the prospectus disclosure accompanying related performance includes the statements noted above in (iv)(a) through (c).  Any material differences between the Funds and the related accounts also are disclosed in the accompanying prospectus disclosure.  Because each Fund listed on Appendix B will be managed in substantially the same manner as the related account(s) reflected in its prospectus, EVM believes the related account performance information may be useful to investors considering an investment in a Fund.  As described in detail in each Fund’s prospectus, NextShares are exchange-traded and offer structural efficiencies relative to other types of investment companies. EVM does not believe these differences are material to the related performance as an illustration of the past performance of the adviser and any sub-adviser in managing a similar mandate.

Comment No. 5:  The staff does not believe that the proposed definition of “global” in Global Dividend Income NextShares (“GDI Fund”) is consistent with Rule 35d-1.

Response 5:  The disclosure in GDI Fund’s prospectus will be revised in Pre-Eff. No. 4 to state that under normal market conditions the Fund will invest: (i) at least 30% of its net assets in companies located outside of the United States, which may include emerging market countries; and (ii) in companies located in at least five different countries (including the United States).  EVM believes that the foregoing investment policy is consistent with the use of “global” in GDI Fund’s name because it ensures not only the investment of a significant percentage of GDI Fund’s assets in non-U.S. companies, but also provides a minimum country diversification with respect to such investments. Registrants believe that GDI Fund’s policy “connote[s] diversification among investments in a number of different countries throughout the world” as specified in footnote 42 to the Investment Names Rule Adopting Release (Release No. IC-24828 (January 17, 2001).

Comment No. 6:  Confirm that EVM’s Valuation Committee is not a standing committee of the Funds.

Response 6:  EVM’s Valuation Committee is not a standing committee of the Funds.

Comment No. 7:  In the second sentence of the fourth paragraph under “Buying and Selling Shares – Trading in the Secondary Market”, should “increase” be “decrease”?

Response 7:  The noted sentence is describing the circumstances under which the costs to sell shares may increase, so “increase” is appropriate.  The sentence has been clarified in the Draft Prospectus (see page 14) and will also be modified in the prospectuses included in Pre-Eff. No. 4.

______________________

3

EVM is the adviser to each Fund.  As noted on Appendix B, certain of the related accounts included in the Fund prospectuses are advised by Boston Management and Research (“BMR”).  EVM and BMR have the same investment personnel.  Related performance will be removed from the prospectus for Laddered Municipal Bond NextShares in Pre-Eff. No. 4 and this Fund is not included on Appendix B.

Valerie J. Lithotomos

September 2, 2015

Comment No. 8:  Confirm that the expense reimbursement is reflected for only one year in the expense examples.

Response 8:  The expense reimbursement is reflected for only one year in the expense examples.

Comment No. 9:  Define “other similarly structured investment vehicles” under “Investment Objective & Principal Policies and Risks - Pooled Investment Vehicles.”

Response 9:  Registrants have removed reference to “other similarly structured investment vehicles” under “Investment Objective & Principal Policies and Risks - Pooled Investment Vehicles” in the Draft Prospectus (see page 9) and will similarly revise the disclosure in each Fund’s prospectus included in Pre-Eff. No. 4, including under “Fund Summary – Principal Investment Strategies” in the prospectuses of Bernstein All Asset Strategy NextShares and Bernstein Equity Strategy NextShares.

Comment No. 10:  Update the Puerto Rico disclosure in the Municipal Fund prospectuses, if appropriate.

Response 10:  Disclosure relating to recent events in Puerto Rico has been updated under “Fund Summary - Sector and Geographic Risk” in the Draft Prospectus (see page 5) and will be updated in the prospectuses of High Yield Municipal Income NextShares and National Municipal Income NextShares in Pre-Eff. No. 4.

Representations:

The Trusts acknowledge that:

●

should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

●

the Trusts may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma

Vice President

Appendix A

Draft dated August 31, 2015

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	__________,____

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale would be prohibited.

Eaton Vance NextShares Trust II

Eaton Vance National Municipal Income NextSharesTM

Ticker  [     ]

Listing Exchange:  The NASDAQ Stock Market LLC

Prospectus dated _____________, 2015

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Table of Contents

	Page		Page
Fund Summary	2	Payments to Broker-Dealers and Other Financial Intermediaries	6
Investment Objective	2	Investment Objective & Principal Policies and Risks	7
Fees and Expenses of the Fund	2	Additional Information about NextShares	10
Portfolio Turnover	2	Management and Organization	12
Principal Investment Strategies	2	Related Performance Information	13
About NextShares	3	How Net Asset Value is Determined	13
Principal Risks	4	Buying and Selling Shares	14
Performance	6	Distribution	17
Management	6	Portfolio Holdings Disclosure	17
Purchases and Sales of Fund Shares	6	Fund Distributions	18
Tax Information	6	Additional Tax Information	17

NextShares are a new type of actively managed fund that differ from traditional mutual funds and exchange-traded funds.  Individual shares of NextShares may only be purchased and sold on a national securities exchange.  Trading prices of Fund shares are directly linked to the Fund’s next-computed net asset value (NAV) and will vary from NAV by a market-determined trading cost (i.e., a premium or discount to NAV).  Please read the risks that are unique to NextShares included in this prospectus.  As a new type of fund, NextShares do not have an operating history.

This Prospectus contains important information about the Fund

Please save it for reference.

Fund Summary

Investment Objective

The Fund’s investment objective is to provide current income exempt from regular federal income tax.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment):  None

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)
Management Fees	0.47%
Distribution and Service (12b-1) Fees	none
Other Expenses*	0.20%
Total Annual Fund Operating Expenses	0.67%
Expense Reimbursement(1)	(0.27)%
Total Annual Fund Operating Expenses	0.40%

*

Based on estimates for the current fiscal year.

(1)

The investment adviser and administrator have agreed to reimburse the Fund’s expenses to the extent that Total Annual Fund Operating Expenses exceed 0.40%.  This expense reimbursement will continue through September 30, 2017. Any amendment to or a termination of this reimbursement would require approval by the Board of Trustees.  The expense reimbursement relates to ordinary operating expenses only and does not include expenses such as: brokerage commissions, acquired fund fees and expenses of unaffiliated funds, interest expense, taxes or litigation expenses.  Amounts reimbursed may be recouped by the investment adviser and administrator during the same fiscal year to the extent actual expenses are less than the contractual expense cap during such year.

Example.  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that the Fund provides a return of 5% a year and that Fund operating expenses remain the same.  Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the example.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$41	$187

Portfolio Turnover

The Fund pays transaction costs, including commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  Transaction costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund’s performance.

Principal Investment Strategies

Under normal market circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in municipal obligations the interest on which is exempt from regular federal income tax (the “80% Policy”).  The Fund may invest without limit in obligations the income from which is subject to the federal alternative minimum tax.  Under normal market conditions, At least 65% of net assets will be invested in municipal obligations rated at least investment grade at the time of investment (which are those rated Baa or higher by Moody’s Investors Service, Inc. (“Moody’s”), or BBB or higher by either Standard & Poor’s Ratings Services (“S&P”) or Fitch Ratings (“Fitch”)) or, if unrated, determined by the investment adviser to be of at least investment grade quality. The balance of net assets may be invested in municipal obligations rated below investment grade and in unrated municipal obligations considered to be of comparable quality by the investment adviser (“junk bonds”).  The Fund will not invest more than 10% of its net assets in obligations rated below B or in unrated obligations considered to be of comparable quality by the investment adviser.  For purposes of rating restrictions, if securities are rated differently by two or more rating agencies, the highest rating is used.  The Fund may purchase or sell

Eaton Vance National Municipal Income NextShares

Prospectus dated ________, 2015

derivative instruments for hedging purposes, to seek total return or as a substitute for the purchase or sale of securities.  Permitted derivative instruments include: residual interest bonds; futures contracts and options thereon; interest rate swaps; and forward rate contracts.  There is no stated limit on the Fund’s use of derivatives.

In pursuing its objective, the Fund primarily acquires municipal obligations with maturities of ten years or more.  The Fund’s portfolio often has a longer average maturity than is typical of many other funds that invest primarily in municipal obligations.  As a result, the interest rate risk described below may be more significant for the Fund.  The Fund may invest 25% or more of its total assets in general obligations, municipal leases, revenue bonds and industrial development bonds and in one or more states, territories or sectors (including housing, hospitals, healthcare facilities or utilities).

The investment adviser’s process for selecting obligations for purchase and sale emphasizes the creditworthiness of the issuer or other person obligated to repay the obligation and the relative value of the obligation in the market. In evaluating creditworthiness, the investment adviser considers ratings assigned by rating agencies and generally performs additional credit and investment analysis.  The portfolio manager also may trade securities to minimize taxable capital gains to shareholders.  A portion of the Fund’s distributions generally will be subject to the federal alternative minimum tax.  The Fund may not be suitable for investors subject to the federal alternative minimum tax.

About NextShares

NextShares are a new type of actively managed exchange-traded product operating pursuant to an order issued by the U.S. Securities and Exchange Commission granting an exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”). As a new type of fund, NextShares do not have an operating history and there can be no guarantee that an active trading market for NextShares will develop.

Individual shares of a NextShares fund may be purchased and sold only on a national securities exchange through a broker-dealer, and may not be directly purchased or redeemed from the fund.  Trading prices of NextShares are directly linked to the fund’s next-computed net asset value per share (“NAV”), which is normally determined as of the close of regular market trading each business day ..  Buyers and sellers of NextShares will not know the value of their purchases and sales until NAV is determined at the end of the trading day.

The premium or discount to NAV at which NextShares trades are executed will depend on market factors, including the balance of supply and demand for shares among investors, transaction fees and other costs associated with creating and redeeming Creation Units (as defined below) of shares, competition among market makers, the share inventory positions and inventory strategies of market makers, and the volume of share trading. Reflecting these and other market factors, prices of shares in the secondary market may be above, at or below NAV.   For more information, see “Purchases and Sales of Fund Shares” below.

How NextShares Compare to Mutual Funds.  Mutual fund shares may be purchased and redeemed directly from the issuing fund for cash at the fund’s next-determined NAV. Shares of NextShares funds, by contrast, are purchased and sold primarily on an exchange.  Because trading prices of NextShares may vary from NAV and commissions may apply, NextShares may be more expensive to buy and sell than mutual funds.  Unlike shares of most mutual funds, NextShares generally may not be bought or sold in specified dollar quantities.

Relative to investing in mutual funds, the NextShares structure offers certain potential advantages that may translate into improved performance and higher tax efficiency.  These potential advantages include: (a) a single class of shares with no sales loads or distribution and service (Rule 12b-1) fees; (b) lower fund transfer agency expenses; (c) reduced fund trading costs and cash drag in connection with shareholder inflows and outflows; and (d) lower fund capital gains distributions.  Because NextShares do not pay sales loads or distribution and service (12b-1) fees, their appeal to financial intermediaries may be limited to distribution arrangements that do not rely upon such payments.

How NextShares Compare to ETFs.  Similar to exchange-traded funds (“ETFs ”), NextShares are issued and redeemed only in specified large aggregations (“Creation Units”) and trade throughout the day on an exchange.  Unlike ETFs, trading prices of NextShares are directly linked to the fund’s next end-of-day NAV rather than determined at the time of trade execution.  Different from ETFs, NextShares do not offer opportunities to transact intraday based on current (versus end-of-day) determinations of fund value.

Unlike actively managed ETFs, NextShares are not required to disclose their full holdings on a daily basis, thereby protecting fund shareholders against the potentially dilutive effects of other market participants front-running the fund’s trades. Because the mechanism that underlies efficient trading of NextShares does not involve portfolio instruments not used in creations and redemptions, the need for full portfolio holdings disclosure to achieve tight markets in NextShares is eliminated.  The NAV-based trading employed for NextShares provides investors with built-in trade execution cost transparency and the ability to control their trading costs using limit orders.  This feature of NextShares distinguishes them from ETFs, for which the

Eaton Vance National Municipal Income NextShares

Prospectus dated ________, 2015

variance between market prices and underlying portfolio values is not normally known to individual investors and cannot be controlled by them.  For more information, see “Additional Information about NextShares” in the prospectus.

Principal Risks

Market Trading Risk. Individual Fund shares may be purchased and sold only on a national securities exchange through a broker-dealer, and may not be directly purchased or redeemed from the Fund.  There can be no guarantee that an active trading market for shares will develop or be maintained, or that their listing will continue unchanged. Buying and selling shares may require you to pay brokerage commissions and expose you to other trading costs. Due to brokerage commissions and other transaction costs that may apply, frequent trading may detract from realized investment returns.  Trading prices of shares may be above, at or below the Fund’s NAV, will fluctuate in relation to NAV based on supply and demand in the market for shares and other factors, and may vary significantly from NAV during periods of market volatility. The return on your investment will be reduced if you sell shares at a greater discount or narrower premium to NAV than you acquired shares.

Contingent Pricing Risk. Trading prices of Fund shares are directly linked to the Fund’s next-computed NAV, which is normally determined as of the close of regular market trading each business day.  Buyers and sellers of shares will not know the value of their purchases and sales until the Fund’s NAV is determined at the end of the trading day.  Like mutual funds, the Fund does not offer opportunities to transact intraday based on current (versus end-of-day) determinations of fund value. Trade prices will fluctuate based on changes in NAV and may vary significantly from anticipated levels (including estimates based on intraday indicative values disseminated by the Fund) during periods of market volatility. Although limit orders can be used to control differences in trade price versus NAV, they cannot be used to control or limit trade execution prices.

Municipal Obligation Risk.  The amount of public information available about municipal obligations is generally less than for corporate equities or bonds, meaning that the investment performance of municipal obligations may be more dependent on the analytical abilities of the investment adviser than stock or corporate bond investments. The secondary market for municipal obligations also tends to be less well-developed and less liquid than many other securities markets, which may limit an owner’s ability to sell its municipal obligations at attractive prices.  The spread between the price at which an obligation can be purchased and the price at which it can be sold may widen during periods of market distress.  Less liquid obligations can become more difficult to value and be subject to erratic price movements.  The increased presence of non-traditional participants or the absence of traditional participants in the municipal markets may lead to greater volatility in the markets.

Debt Market Risk.  Economic and other events (whether real or perceived) can reduce the demand for investments held by the Fund, which may reduce their market prices and cause the value of Fund shares to fall. The frequency and magnitude of such changes cannot be predicted.  Certain securities and other investments held by the Fund can experience downturns in trading activity and, at such times, the supply of such instruments in the market may exceed the demand.  At other times, the demand for such instruments may exceed the supply in the market.  An imbalance in supply and demand in the market may result in valuation uncertainties and greater price volatility, less liquidity, wider trading spreads and a lack of price transparency in the market.  No active trading market may exist for certain investments, which may impair the ability of the Fund to sell or to realize the full value of such investments in the event of the need to liquidate such assets. Adverse market conditions may impair the liquidity of some actively traded investments.  Fixed income markets have recently experienced a period of relatively high volatility. As a result of the Federal Reserve’s action to end its quantitative easing stimulus program as well the possibility that it may unwind the program and/or initiate a policy to raise short term interest rates, fixed income markets could experience continuing high volatility, which could negatively impact the Fund’s performance.

Interest Rate Risk.  In general, the value of income securities will fluctuate based on changes in interest rates.  The value of these securities is likely to increase when interest rates fall and decline when interest rates rise.  Generally, securities with longer durations are more sensitive to changes in interest rates than shorter duration securities. Because the Fund is managed toward an income objective, it may hold more longer-duration obligations and thereby be more exposed to interest rate risk than municipal income funds that are managed with a greater emphasis on total return.  In a rising interest rate environment, the duration of income securities that have the ability to be prepaid or called by the issuer may be extended.  In a declining interest rate environment, the proceeds from prepaid or maturing instruments may have to be reinvested at a lower interest rate.

Credit Risk.  Changes in economic conditions or other circumstances may reduce the capacity of issuers of a fixed income security to make principal and interest payments and may lead to defaults. Such defaults may reduce the value of Fund shares and income distributions.  The value of a fixed income security also may decline because of real or perceived concerns about the issuer’s ability to make principal and interest payments.  In addition, the credit rating of securities held by the Fund may be lowered if an issuer’s financial condition changes.  Municipal obligations may be insured as to principal and interest payments.  If the claims-paying ability or other rating of the insurer is downgraded by a rating agency, the value of such obligations may be negatively affected.  In the case of an insured bond, the bond’s rating will be deemed to be the higher of the rating assigned to the bond’s issuer or the insurer.

Eaton Vance National Municipal Income NextShares

Prospectus dated ________, 2015

Risk of Lower Rated Investments.  Investments rated below investment grade and comparable unrated securities (“junk bonds”) have speculative characteristics because of the credit risk associated with their issuers.  Changes in economic conditions or other circumstances typically have a greater effect on the ability of issuers of lower rated investments to make principal and interest payments than they do on issuers of higher rated investments.  An economic downturn generally leads to a higher non-payment rate, and a lower rated investment may lose significant value before a default occurs.  Lower rated investments typically are subject to greater price volatility and illiquidity than higher rated investments.

Derivatives Risk.  The use of derivatives can lead to losses because of adverse movements in the price or value of the asset, index, rate or instrument underlying a derivative, due to failure of a counterparty or due to tax or regulatory constraints.  Derivatives may create economic leverage in the Fund, which magnifies the Fund’s exposure to the underlying investment. Derivatives risk may be more significant when derivatives are used to enhance return or as a substitute for a cash investment position, rather than solely to hedge the risk of a position held by the Fund. A decision as to whether, when and how to use derivatives involves the exercise of specialized skill and judgment, and a transaction may be unsuccessful in whole or in part because of market behavior or unexpected events.  Changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  Derivative instruments traded in over-the-counter markets may be difficult to value, may be illiquid, and may be subject to wide swings in valuation caused by changes in the value of the underlying instrument.  If a derivative’s counterparty is unable to honor its commitments, the value of Fund shares may decline and the Fund could experience delays in the return of collateral or other assets held by the counterparty.  The loss on derivative transactions may substantially exceed the initial investment.

Risk of Leveraged Transactions.  Certain Fund transactions may give rise to leverage.  Such transactions may include, among others, the use of when-issued, delayed delivery or forward commitment transactions, residual interest bonds and certain derivative transactions.  The Fund is required to segregate liquid assets or otherwise cover the Fund’s obligation created by a transaction that may give rise to leverage.  The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements.  Leverage may cause the Fund’s share price to be more volatile than if it had not been leveraged, as certain types of leverage may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities.  The loss on leveraged investments may substantially exceed the initial investment.

Risk of Residual Interest Bonds.  The Fund may enter into residual interest bond transactions, which expose the Fund to leverage and greater risk than an investment in a fixed-rate municipal bond.  The interest payments that the Fund receives on the residual interest bonds acquired in such transactions vary inversely with short-term interest rates, normally decreasing when short-term rates increase.  The value and market for residual interest bonds are volatile and such bonds may have limited liquidity.  As required by applicable accounting standards, the Fund records interest expense on its liability with respect to floating-rate notes and also records offsetting interest income in an amount equal to this expense.  Certain existing residual interest bonds will have to be restructured in order to comply with new banking regulations effective in July 2015 while other existing residual interest bonds must do so by July 2016.

Sector and Geographic Risk.  Because the Fund may invest a significant portion of its assets in a state and/or U.S. territory and in certain types of municipal obligations and/or in certain sectors, the value of Fund shares may be affected by events that adversely affect that U.S. territory, sector or type of obligation and may fluctuate more than that of a more broadly diversified fund. General obligation bonds issued by municipalities are adversely affected by economic downturns and the resulting decline in tax revenues. Certain municipal bond issuers in Puerto Rico have recently experienced financial difficulties and rating agency downgrades , and one such issuer has defaulted on its payment obligation.  See “Credit Risk” and “Risk of Lower Rated Investments” above .

Risks of Principal Only Investments.  Principal only investments are municipal obligations which entitle the holder to receive par value of such investment if held to maturity.  The values of principal only investments are subject to greater fluctuation in response to changes in market interest rates than bonds which pay interest currently.  The Fund will accrue income on these investments and is required to distribute that income each year.  The Fund may be required to sell securities to obtain cash needed for such income distributions.

Tax Risk.  Income from tax-exempt municipal obligations could be declared taxable because of unfavorable changes in tax laws, adverse interpretations by the Internal Revenue Service or the non-compliant conduct of a bond issuer. A portion of the Fund’s income may be taxable to shareholders subject to the federal alternative minimum tax.

Risks Associated with Active Management.  The success of the Fund’s investment program depends on portfolio management’s successful application of analytical skill and investment judgment. Active management involves subjective decisions.

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General Fund Investing Risks.  The Fund is not a complete investment program and there is no guarantee that the Fund will achieve its investment objective. It is possible to lose money by investing in the Fund. The Fund is designed to be a long-term investment vehicle and is not suited for short-term trading. Investors in the Fund should have a long-term investment perspective and be able to tolerate potentially sharp declines in value. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.

Performance

The Fund does not have a full calendar year of performance.  Accordingly, no performance information is included here.  Information on Fund performance can be found at www.eatonvance.com.

Management

Investment Adviser.  Eaton Vance Management (“Eaton Vance”).

Portfolio Manager.

Craig R. Brandon, Vice President of Eaton Vance, has managed the Fund since its inception in _____________, 2015.

Purchases and Sales of Fund Shares

Trading in the Secondary Market.  Shares of the Fund are listed and available for trading on The NASDAQ Stock Market LLC (the “Listing Exchange”) during the Listing Exchange’s core trading session (generally 9:30 am until 4:00 pm eastern time).   Shares may also be bought and sold on other national securities exchanges that have obtained appropriate licenses, adopted applicable exchange rules and developed systems to support trading in Fund shares.  There can be no guarantee that an active trading market will develop or be maintained, or that the Fund’s listing will continue or remain unchanged.  The Fund does not impose any minimum investment for shares of the Fund purchased on an exchange.

When you buy or sell Fund shares in the secondary market, you will pay or receive the Fund’s next-computed NAV plus or minus a trading cost (i.e., premium or discount to NAV) determined at the time of trade execution. The final price of each purchase and sale of Fund shares is determined and confirmed by the Listing Exchange after calculation of that day’s NAV.  Fund shares may be purchased and sold in the secondary market only through a broker-dealer (“Broker”).  When buying or selling shares, you may incur trading commissions or other charges determined by your Broker. Due to applicable brokerage charges and other trading costs, frequent trading may detract from realized investment returns.  For more information, see “Buying and Selling Shares” in the prospectus.

Transactions Directly with the Fund.   The Fund issues and redeems shares only in Creation Unit blocks of 50,000 shares or multiples thereof .. Creation Units may be purchased or redeemed only by or through “Authorized Participants,” which are broker-dealers or institutional investors that have entered into agreements with the Fund’s distributor for this purpose.  The Fund issues and redeems Creation Units in return for the securities, other instruments and/or cash (“Basket”) that the Fund specifies each business day ..  The Fund’s Basket is not intended to be representative of current holdings and may vary significantly from current portfolio positions.  The Fund imposes transaction fees on Creation Units issued and redeemed to offset the cost to the Fund of processing the transaction and converting the Basket to or from the desired portfolio composition.    For more information, see “Buying and Selling Shares” in the prospectus.

Tax Information

The Fund’s distributions are expected to be exempt from regular federal income tax. However, the Fund may also distribute taxable income to the extent that it invests in taxable municipal obligations. Distributions of any net realized gains are expected to be taxable.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank) (collectively, “financial intermediaries”), you should be aware that the Fund’s Adviser (or one of its affiliates) may pay the financial intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the financial intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

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Prospectus dated ________, 2015

Investment Objective & Principal Policies and Risks

The Fund is permitted to engage in the following investment practices to the extent set forth in “Fund Summary” above.

A statement of the investment objective and principal investment policies and risks of the Fund is set forth above in “Fund Summary.”  Set forth below is additional information about such policies and risks of the Fund described in “Fund Summary” above. Information also is included about other types of investments and practices that the Fund may engage in from time to time.

Municipal Obligations.  Municipal obligations include bonds, notes, floating-rate notes and commercial paper issued by a municipality, a group of municipalities or participants in qualified issues of municipal debt for a wide variety of both public and private purposes. General obligation bonds issued by municipalities can be adversely affected by economic downturns and the resulting decline in tax revenues, pension funding risk, other post-employment benefit risk, budget imbalances, taxing ability risk, lack of political willpower and federal funding risk, among others.  Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as payments from the user of the facility being financed and can be adversely affected by the negative economic viability of the facility or revenue source.  Municipal obligations also include municipal leases and participations in municipal leases. An issuer’s obligation under such leases is often subject to the appropriation by a legislative body, on an annual or other basis, of funds for the payment of the obligations.

Certain municipal obligations may be purchased on a “when-issued” basis, which means that payment and delivery occur on a future settlement date. The price and yield of such securities are generally fixed on the date of commitment to purchase. The values of zero coupon bonds and principal only strips are subject to greater fluctuation in response to changes in market interest rates than bonds that pay interest currently.  The Fund accrues income on these investments and is required to distribute that income each year.  The Fund may be required to sell securities to obtain cash needed for income distributions.

The interest on municipal obligations is (in the opinion of the issuer’s counsel) exempt from regular federal income tax the Fund seeks to avoid as stated in the Fund's objective. For the Fund, interest income from certain types of municipal obligations generally will be subject to the federal alternative minimum tax (the “AMT”) for individuals. Distributions to corporate investors also may be subject to the AMT. The Fund may not be suitable for investors subject to the AMT.

Credit Quality.  Rating agencies are private services that provide ratings of the credit quality of certain fixed income securities.  In evaluating creditworthiness, the investment adviser considers ratings assigned by rating agencies and generally performs additional credit and investment analysis.  Credit ratings issued by rating agencies are based on a number of factors including, but not limited to, the issuer’s financial condition and the rating agency’s credit analysis, if applicable, at the time of rating.  The ratings assigned are not absolute standards of credit quality and do not evaluate market risks or necessarily reflect the issuer’s current financial condition. An issuer’s current financial condition may be better or worse than the current rating indicates. A credit rating may have a modifier (such as plus, minus or a numerical modifier) to denote its relative status within the rating. The presence of a modifier does not change the security credit rating (for example, BBB- and Baa3 are within the investment grade rating) for purposes of the Fund’s investment limitations.  If a security is rated differently by two or more agencies, the highest rating will be used for any Fund rating restrictions.

Duration.  Duration measures the time-weighted expected cash flows of a fixed-income security, which can determine its sensitivity to changes in the general level of interest rates.  Securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations.  A mutual fund with a longer dollar-weighted average duration can be expected to be more sensitive to interest rate changes than a fund with a shorter dollar-weighted average duration.  Duration differs from maturity in that it considers a security’s coupon payments in addition to the amount of time until the security matures.  Various techniques may be used to shorten or lengthen Fund duration.  As the value of a security changes over time, so will its duration.

Derivatives.  The Fund may enter into derivatives transactions with respect to any security or other instrument in which it is permitted to invest or any related security, instrument, index or economic indicator (“reference instruments”).  Derivatives are financial instruments the value of which is derived from the underlying reference instrument. Derivatives transactions can involve substantial risk.  Derivatives typically allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments.  The Fund incurs costs in connection with opening and closing derivatives positions.  The Fund may engage in the derivative transactions set forth below, as well as in other derivative transactions with substantially similar characteristics and risks.

Certain derivative transactions may give rise to a form of leverage.  The Fund is required to segregate or “earmark” liquid assets or otherwise cover the Fund’s obligation created by a transaction that may give rise to leverage.  The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements.  Leverage may cause the Fund’s share price to be more volatile than if it had not been leveraged, as certain types

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of leverage may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities.  The loss on leverage transactions may substantially exceed the initial investment.

Residual Interest Bonds.  Residual interest bonds are issued by a trust (the “trust”) that holds municipal securities and the value of the residual interest bonds is derived from the value of such securities. The trust also issues floating rate notes to third parties that may be senior to the residual interest bonds. Residual interest bonds make interest payments to holders that bear an inverse relationship to the interest rate paid on the floating rate notes. As required by applicable accounting standards, the Fund records interest expense on its liability with respect to floating-rate notes and also records offsetting interest income in an amount equal to this expense. While residual interest bonds create leverage risk, they do not constitute borrowings for purposes of the Fund’s restrictions on borrowings.

Futures Contracts.  The Fund may engage in transactions in futures contracts and options on futures contracts. Futures are standardized, exchange-traded contracts that obligate a purchaser to take delivery, and a seller to make delivery, of a specific amount of an asset at a specified future date at a specified price.  The Fund also is authorized to purchase or sell call and put options on futures contracts.  The primary risks associated with the use of futures contracts and options are imperfect correlation, liquidity, unanticipated market movement and counterparty risk.

Interest Rate Swaps.  Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, e.g., an exchange of fixed rate payments for floating rate payments.  Interest rate swaps involve counterparty risk and the risk of imperfect correlation.

Credit Default Swaps.  Credit default swap agreements (“CDS”) enable the Fund to buy or sell credit protection on an individual issuer or basket of issuers (i.e., the reference instrument).  The Fund may enter into CDS to gain or short exposure to a reference instrument. Long CDS positions are utilized to gain exposure to a reference instrument (similar to buying the instrument) and are akin to selling insurance on the instrument. Short CDS positions are utilized to short exposure to a reference instrument (similar to shorting the instrument) and are akin to buying insurance on the instrument. In response to market events, federal and certain state regulators have proposed regulation of the CDS market. These regulations may limit the Fund’s ability to use CDS and/or the benefits of CDS. CDS involve risks, including the risk that the counterparty may be unable to fulfill the transaction or that the Fund may be required to purchase securities or other instruments to meet delivery obligations.  The Fund may have difficulty, be unable or may incur additional costs to acquire such securities or instruments.

Total Return Swaps.  In a total return swap, the buyer receives a periodic return equal to the total return of a specified security, securities or index, for a specified period of time. In return, the buyer pays the counterparty a variable stream of payments, typically based upon short term interest rates, possibly plus or minus an agreed upon spread.  These transactions involve risks, including counterparty risk.

Credit Linked Notes, Credit Options and Similar Investments.  Credit linked notes are obligations between two or more parties where the payment of principal and/or interest is based on the performance of some obligation, basket of obligations, index or economic indicator (a “reference instrument”). In addition to the credit risk associated with the reference instrument and interest rate risk, the buyer and seller of a credit linked note or similar structured investment are subject to counterparty risk. Credit options are options whereby the purchaser has the right, but not the obligation, to enter into a transaction involving either an asset with inherent credit risk or a credit derivative, at terms specified at the initiation of the option. These transactions involve risks, including counterparty risk.

Forward Rate Agreements.  Under forward rate agreements, the buyer locks in an interest rate at a future settlement date. If the interest rate on the settlement date exceeds the lock rate, the buyer pays the seller the difference between the two rates. If the lock rate exceeds the interest rate on the settlement date, the seller pays the buyer the difference between the two rates.  These transactions involve risks, including counterparty risk.

Maturity.  Many obligations permit the issuer at its option to “call,” or redeem, its securities. As such, the effective maturity of an obligation may be reduced as the result of call provisions. The effective maturity of an obligation is its likely redemption date after consideration of any call or redemption features.

U.S. Treasury and Government Agency Securities. U.S. Treasury securities (“Treasury Securities”) include U.S. Treasury obligations that differ in their interest rates, maturities and times of issuance.  U.S. Government Agency Securities (“Agency Securities”) include obligations issued or guaranteed by U.S. Government agencies or instrumentalities and government-sponsored enterprises.  Agency Securities may be guaranteed by the U.S. Government or they may be backed by the right of the issuer to borrow from the U.S. Treasury, the discretionary authority of the U.S. Government to purchase the obligations, or the credit of the agency or instrumentality.  While U.S. Government agencies may be chartered or sponsored by Acts of Congress, their securities are not issued and may not be guaranteed by the U.S. Treasury.  To the extent that the Fund invests in securities of government-sponsored enterprises, the Fund will be subject to the risks unique to such entities.  Government-sponsored enterprises, such as the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Federal National Mortgage Association

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(“Fannie Mae”), the Federal Home Loan Banks (“FHLBs”), the Private Export Funding Corporation (“PEFCO”), the Federal Deposit Insurance Corporation (“FDIC”), the Federal Farm Credit Banks (“FFCB”) and the Tennessee Valley Authority (“TVA”), although chartered or sponsored by Congress, are not funded by congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor issued by the U.S. Government.  The U.S. Government has provided financial support to Fannie Mae and Freddie Mac in the past, but there can be no assurance that it will support these or other government-sponsored enterprises in the future.  Treasury Securities and Agency Securities also include any security or agreement collateralized or otherwise secured by Treasury Securities or Agency Securities, respectively.  As a result of their high credit quality and market liquidity, U.S. Government securities generally provide a lower current return than obligations of other issuers.

Build America Bonds.  Build America Bonds are taxable municipal obligations issued pursuant to the American Recovery and Reimbursement Act of 2009 (the “Act”) or other legislation providing for the issuance of taxable municipal debt on which the issuer receives federal support.  The Act authorizes state and local governments to issue taxable bonds on which, assuming certain specified conditions are satisfied, issuers may either (i) receive reimbursement from the U.S. Treasury with respect to its interest payments on the bonds (“direct pay” Build America Bonds) or (ii) provide tax credits to investors in the bonds (“tax credit” Build America Bonds).  Unlike most other municipal obligations, interest received on Build America Bonds is subject to federal income tax and may be subject to state income tax.  Under the terms of the Act, issuers of direct pay Build America Bonds are entitled to receive reimbursement from the U.S. Treasury currently equal to 35% (or 45% in the case of Recovery Zone Economic Development Bonds) of the interest paid.  Holders of tax credit Build America Bonds can receive a federal tax credit currently equal to 35% of the coupon interest received.  The Fund may invest in “principal only” strips of tax credit Build America Bonds, which entitle the holder to receive par value of such bonds if held to maturity.  The Fund does not expect to receive (or, if received, pass through to shareholders) tax credits as a result of its investments.  The federal interest subsidy or tax credit continues for the life of the bonds.

Build America Bonds are an alternative form of financing to state and local governments whose primary means for accessing the capital markets has been through issuance of tax-free municipal bonds.  Build America Bonds can appeal to a broader array of investors than the high income U.S. taxpayers that have traditionally provided the market for municipal bonds.  Build America Bonds may provide a lower net cost of funds to issuers.  Pursuant to the Act, the issuance of Build America Bonds ceased on December 31, 2010.  As a result, the availability of such bonds is limited and the market for the bonds and/or their liquidity may be affected.

Borrowing.  The Fund is permitted to borrow for temporary purposes (such as to satisfy redemption requests, to remain fully invested in anticipation of expected cash inflows and to settle transactions).  Any borrowings by the Fund are subject to the requirements of the Investment Company Act of 1940 (the “1940 Act”).  Borrowings are also subject to the terms of any credit agreement between the Fund and lender(s).  The Fund will be required to maintain a specified level of asset coverage with respect to all borrowings and may be required to sell some of its holdings to reduce debt and restore coverage at times when it may not be advantageous to do so.  The rights of the lender to receive payments of interest and repayments of principal of any borrowings made by the Fund under a credit facility are senior to the rights of holders of shares, with respect to the payment of dividends or upon liquidation. In the event of a default under a credit arrangement, the lenders may have the right to cause a liquidation of the collateral (i.e., sell Fund assets) and, if any such default is not cured, the lenders may be able to control the liquidation as well. Fund borrowings may be equal to as much as 33 1/3% of the value of the Fund’s total assets (including such borrowings) less the Fund’s liabilities (other than borrowings).  The Fund will not purchase additional investment securities for cash while outstanding borrowings exceed 5% of the value of its total assets.

Cash and Cash Equivalents.  The Fund may invest in cash or cash equivalents, including high quality short-term instruments or an affiliated investment company that invests in such instruments.

Illiquid Securities.  The Fund may not invest more than 15% of its net assets in illiquid securities, which may be difficult to value properly and may involve greater risks than liquid securities.  Illiquid securities include those legally restricted as to resale (such as those issued in private placements), and may include securities eligible for resale pursuant to Rule 144A thereunder.  Certain Rule 144A securities may be treated as liquid securities if the investment adviser determines that such treatment is warranted.  Even if determined to be liquid, holdings of these securities may increase the level of Fund illiquidity if eligible buyers become uninterested in purchasing them.

Pooled Investment Vehicles.  The Fund may invest in pooled investment vehicles. Pooled investment vehicles are open- and closed-end investment companies affiliated or unaffiliated with the investment adviser and exchange-traded funds (“ETFs ”).  The market for common shares of closed-end investment companies and ETFs, which are generally traded on an exchange, is affected by the demand for those securities, regardless of the value of the fund’s underlying portfolio assets.  The Fund will indirectly bear its proportionate share of any management fees and expenses paid by unaffiliated and certain affiliated pooled investment vehicles in which it invests, except that management fees of affiliated

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Prospectus dated ________, 2015

funds may be waived.  To the extent they exceed 0.01%, the costs associated with such investments will be reflected in Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table(s) in Fund Summaries.  Requirements of the Investment Company Act of 1940, as amended (the “1940 Act”), may limit the Fund’s ability to invest in other investment companies including ETFs unless the investment company has received an exemptive order from the Securities and Exchange Commission on which the Fund may rely or an exemption under the 1940 Act is available.  Investments in a pooled investment vehicle will count towards a Fund’s 80% Policy if the vehicle invests at least 80% of its net assets in the type of securities included in the Fund’s 80% Policy.

Market Trading Risks.  Individual Fund shares may be purchased and sold only on a national securities exchange through a broker-dealer, and may not be directly purchased or redeemed from the Fund. There can be no guarantee that an active trading market for shares will develop or be maintained, or that their listing will continue unchanged. Buying and selling shares may require the payment of brokerage commissions and expose the buyer or seller to other trading costs. Due to brokerage commissions and other trading costs, frequent trading may detract from realized investment returns. Trading prices of shares may be above, at or below NAV, will fluctuate in relation to NAV based on supply and demand in the market for shares and other factors, and may vary significantly from NAV during periods of market volatility. An investor’s realized investment returns will be reduced if the investor sells shares at a greater discount or narrower premium than he or she acquired the shares. Shares may be purchased or redeemed in transactions directly with the Fund only in Creation Unit quantities by or through Authorized Participants.  The Fund may have a limited number of active Authorized Participants. To the extent that Authorized Participants withdraw and are not replaced, the shares may trade at wider premiums/discounts to NAV and may possibly face delisting.

Contingent Pricing Risk. Trading prices of Fund shares are directly linked to the Fund’s next-computed NAV, which is normally determined as of the close of regular market trading each business day.  Buyers and sellers of shares will not know the value of their purchases and sales until the Fund’s NAV is determined at the end of the trading day.  Like mutual funds, the Fund does not offer opportunities to transact intraday based on current (versus end-of-day) determinations of fund value. Trade prices will fluctuate based on changes in NAV and may vary significantly from anticipated levels (including estimates based on intraday indicative values as described below under “Buying and Selling Shares”) during periods of market volatility. Although limit orders can be used to control differences in trade price versus NAV, they cannot be used to control or limit trade execution prices.

Converting to Master-Feeder Structure.  The Fund may invest all of its investable assets in an open-end management investment company (“master fund”) with substantially the same investment objective, policies and restrictions as the Fund. Any such master fund would be advised by the Fund’s investment adviser (or an affiliate) and the Fund would not pay directly any advisory fee with respect to the assets so invested. The Fund may initiate investments in a master fund at any time without shareholder approval.

General. The Fund's investment objective and certain other policies may be changed without shareholder approval. During unusual market conditions, the Fund may invest up to 100% of its assets in cash or cash equivalents temporarily, which may be inconsistent with its investment objective(s) and other policies. The Fund might not use all of the strategies and techniques or invest in all of the types of securities described in this Prospectus or the Statement of Additional Information. While at times the Fund may use alternative investment strategies in an effort to limit its losses, it may choose not to do so.

The Fund’s annual operating expenses are expressed as a percentage of the Fund’s average daily net assets and may change as Fund assets increase and decrease over time.  Purchase and redemption activities by Fund investors may impact the management of the Fund and its ability to achieve its investment objective.  In addition, the redemption by one or more large investors or groups of investors in the Fund could have an adverse impact on the remaining investors in the Fund.  Mutual funds, investment advisers, other market participants and many securities markets are subject to rules and regulations and the jurisdiction of one or more regulators.  Changes to applicable rules and regulations could have an adverse effect on securities markets and market participants, as well as on the Fund’s ability to execute its investment strategy.  With the increased use of technologies by Fund service providers, such as the Internet to conduct business, the Fund is susceptible to operational, information security and related risks.

The Fund’s 80% Policy only may be changed with shareholder approval.

Additional Information about NextShares

Description of NextShares.   The Fund operates pursuant to an exemptive order issued by the U.S. Securities and Exchange Commission, granting Eaton Vance NextShares Trust II (the “Trust”) and Eaton Vance an exemption from certain provisions of the 1940 Act. NextShares operate as follows:

•

NextShares are pooled investment funds that generally follow an active management style, seeking to outperform their designated benchmark and other funds with similar investment profiles;

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•

NextShares value their shares at the end of each business day by dividing the current value of fund assets less liabilities by the number of shares outstanding (referred to as “net asset value per share” or “NAV”);

•

Investors may purchase and sell shares of a NextShares fund on a national securities exchange through broker-dealers.  Individual shares may not be directly purchased or redeemed from the issuing fund;

•

Trading prices of NextShares are directly linked to the fund’s next end-of-day NAV utilizing a patented trading approach called “NAV-based trading.” In NAV-based trading, all trades are executed at the fund’s next-determined NAV plus or minus a trading cost (i.e., a premium or discount to NAV) determined at the time of trade execution. For each NextShares trade, the final transaction price is determined once NAV is computed at the end of the day.   Buyers and sellers will not know the value of their purchases and sales until the fund’s NAV is determined at the end of the trading day.   See “Buying and Selling Shares” below;

•

The premium or discount to NAV at which NextShares share transactions are executed will depend on market factors, including the balance of supply and demand for shares among investors, transaction fees and other costs associated with creating and redeeming Creation Units (as defined below) of shares, competition among market makers, the share inventory positions and inventory strategies of market makers, and the volume of share trading .. Reflecting these and other market factors, prices of shares in the secondary market may be above, at or below NAV.  NextShares do not offer the opportunity to transact intraday at prices determined at time of trade execution ;

•

NextShares issue and redeem shares only in transactions by or through Authorized Participants in designated blocks of shares (“Creation Units”) in exchange for the Basket of securities, other instruments and/or cash currently specified by the fund.  NextShares issue and redeem Creation Units of shares at NAV, plus or minus a transaction fee that is intended to cover the fund’s cost of processing the transaction and converting the Basket to or from the desired composition.  See “Buying and Selling Shares” below; and

•

Prior to the beginning of market trading each business day, each NextShares fund will disclose the Basket that it will accept from and deliver to Authorized Participants to settle purchases and redemptions of Creation Units on that day.   See “Purchase and Sale of Fund Shares” below. The Basket is not intended to represent current holdings and may vary significantly from the fund’s current portfolio positioning.

NextShares funds seek to enhance their performance by utilizing a cost- and tax-efficient structure and by maintaining the confidentiality of current portfolio trading information. NextShares are designed to be long-term investment vehicles and are not suited for short-term trading. As described below, there are important differences between NextShares and ETFs and mutual funds.

Investors should be aware that the investments made, and performance results achieved, by NextShares funds may differ from those of other funds for which Eaton Vance (or an affiliate) acts as investment adviser, including funds with similar names, investment objectives and policies.

How NextShares Differ from Mutual Funds.  Mutual fund shares may be purchased and redeemed directly from the issuing fund for cash at the next-determined NAV. NextShares, by contrast, cannot be directly purchased or redeemed except by or through Authorized Participants in Creation Unit quantities in exchange for the specified Basket.  Unlike NextShares, mutual fund shares do not trade on an exchange.  Because trading prices of NextShares may vary from NAV and commissions may apply , NextShares may be more expensive to buy and sell than mutual funds.  Unlike shares of most mutual funds, NextShares generally may not be bought or sold in specified dollar quantities.

Relative to investing in mutual funds, the NextShares structure offers certain potential advantages that may translate into improved performance and higher tax efficiency.  More specifically:

•

NextShares have a single class of shares with no sales loads or distribution and service (Rule 12b-1) fees;

•

Because they are set up to take advantage of the highly efficient share settlement system of the Depositary Trust Company (“DTC”) used for publicly traded stocks and ETFs, NextShares are expected to operate with lower transfer agency expenses than incurred by most mutual funds ;

•

Unlike most mutual funds, NextShares are designed to protect fund performance from dilution in connection with shareholder inflows and outflows.  For mutual funds, the costs of accommodating shareholder flows include the incremental trading costs incurred by the fund to resize its portfolio positions in response to inflows and outflows, and the foregone returns on portfolio cash held for flow-related reasons.  In the NextShares structure, flow-related fund costs can be minimized by issuing and redeeming shares in-kind, and substantially offset by imposing transaction fees on direct purchases and redemption of shares ; and

•

The Internal Revenue Code provides that a fund’s distributions of appreciated property to meet redemptions do not result in recognition by the fund of capital gains on the distributed property. NextShares funds generally meet redemptions by

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distributing securities and other instruments, while mutual funds typically meet redemptions with cash.  To raise cash for redemptions, a mutual fund may be required to sell appreciated fund assets and thereby realize capital gains.  By avoiding this adverse tax effect, NextShares that utilize in-kind redemptions may achieve higher tax efficiency than a mutual fund that meets redemptions with cash.  Not all NextShares funds may meet redemptions in kind. NextShares funds that meet redemptions entirely in cash should not be expected to be more tax efficient than similar mutual funds.

How NextShares Differ from ETFs.  Similar to ETFs, NextShares are issued and redeemed in Creation Unit quantities and trade throughout the day on an exchange.  Unlike ETFs, trading prices of NextShares are directly linked to the fund’s next end-of-day NAV using NAV-based trading.  As described above, in NAV-based trading, all trades are executed at NAV plus or minus a trading cost (i.e., a premium or discount to NAV) determined at the time of trade execution. Different from ETFs, NextShares do not offer opportunities to transact intraday based on current (versus end-of-day) determinations of fund value.  Buyers and sellers of NextShares will not know the value of their purchases and sales until NAV is determined at the end of the trading day.

•

 Different from ETFs, NextShares offer market makers a profit opportunity that does not require the management of intraday market risk.  To realize profits from NextShares market making, a market maker holding positions in NextShares accumulated intraday need only transact with the fund to purchase (or redeem) a corresponding number of Creation Units, buy (sell) the equivalent quantities of Basket instruments at market-closing or better prices, and dispose of any remaining sub-Creation Unit share inventory through secondary market transactions prior to the close.  Because making markets in NextShares is simple to manage and low risk, competition among market makers seeking to earn reliable, low-risk profits should enable NextShares to routinely trade at tight bid-ask spreads and narrow premiums or discounts to NAV ;

•

Unlike actively managed ETFs, NextShares are not required to disclose their full holdings on a daily basis, thereby protecting fund shareholders against the potentially dilutive effects of other market participants front-running the fund’s trades. Because the mechanism that underlies efficient trading of NextShares does not involve non-Basket instruments, the need for portfolio holdings disclosure to achieve tight markets in NextShares is eliminated ; and

•

Like ETFs, only an Authorized Participant may transact directly with a NextShares fund. A fund may have a limited number of institutions that act as Authorized Participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the fund and no other Authorized Participant is able to step forward to create or redeem, shares may trade at a discount to NAV and possibly face delisting; and

•

Different from conventional ETF trading, the NAV-based trading employed for NextShares provides built-in trade execution cost transparency and the ability to control transaction costs using limit orders.  This feature of NextShares distinguishes them from ETFs, for which the variance between market prices and underlying portfolio values is not normally known to individual investors and cannot be controlled by them.

Management and Organization

Management.  The Fund’s investment adviser is Eaton Vance Management (“Eaton Vance”), a registered investment adviser with offices at Two International Place Boston, MA 02110.  Eaton Vance has been managing assets since 1924 and managing mutual funds since 1931.  Eaton Vance and its affiliates currently manage over $300 billion on behalf of mutual funds, institutional clients and individuals.

Under its investment advisory and administrative agreement with the Fund, Eaton Vance receives a monthly advisory fee equal to the aggregate of (a) a daily asset-based fee computed by applying the annual asset rate set forth below to total daily net assets and (b) a daily income-based fee computed by applying the daily income rate set forth below to the Fund’s daily gross income.

Daily Net Assets	Annual Asset Rate	Daily Income Rate
Up to $500 million	0.300%	3.00%
$500 million but less than $1 billion	0.275%	2.75%
$1 billion but less than $1.5 billion	0.250%	2.50%
$1.5 billion but less than $2 billion	0.225%	2.25%
$2 billion but less than $3 billion	0.200%	2.00%
$3 billion and over	0.175%	1.75%

The Fund is managed by Craig R. Brandon, Vice President of Eaton Vance, who has managed the Fund since it commenced operations in _________, 2015.  Mr. Brandon has managed other Eaton Vance portfolios for more than five years.

Eaton Vance National Municipal Income NextShares

Prospectus dated ________, 2015

The Fund’s _______________ report covering the fiscal period ended _______________ will provide information regarding the basis for the Trustees’ approval of the Fund’s investment advisory and administrative agreement.

The Statement of Additional Information provides additional information about each portfolio manager’s compensation, other accounts managed by each portfolio manager, and each portfolio manager’s ownership of Fund shares.

Eaton Vance serves as the administrator of the Fund, providing the Fund with administrative services and related office facilities.  Eaton Vance does not currently receive a fee for serving as administrator.

NextShares Operations Agreement.  The Fund has entered into an agreement with Eaton Vance pursuant to which Eaton Vance will provide the Fund with services required to operate NextShares in accordance with the exemptive order obtained by Eaton Vance and the Trust.  Pursuant to the agreement, Eaton Vance will receive a monthly fee at a rate of 0.05% annually of the Fund’s average daily net assets.

Distributor.  Foreside Fund Services LLC, (the “Distributor”) is the Fund’s distributor.  The Distributor distributes Creation Units of the Fund, but does not maintain a secondary market in shares of the Fund.  The Distributor’s principal address is Three Canal Plaza, Suite 100, Portland, ME 04101.

Organization.  The Fund is a series of the Trust, a Massachusetts business trust.  The Fund does not hold annual shareholder meetings but may hold special meetings for matters that require shareholder approval (such as electing or removing trustees, approving management or advisory contracts or changing investment policies that may only be changed with shareholder approval).

Related Performance Information

Eaton Vance is the investment adviser to one other account (which is a registered investment company) that has substantially the same investment objective, policies and strategies as the Fund (the “similarly managed fund”).  Set forth below is performance information for the similarly managed fund.  This performance information is provided to illustrate the past performance of Eaton Vance in managing a national municipal income strategy mandate and should not be considered as an indication of future performance of the Fund or the investment adviser. The performance shown below reflects the deduction of the total expenses of the similarly managed fund (including an investment advisory fee), which are lower than the estimated total expenses of the Fund.  If the similarly managed fund had been subject to the same fees and expenses as the Fund, the performance shown below would have been lower. The similarly managed fund performance shown is for a share class offered at net asset value.  The similarly managed fund performance was calculated in accordance with the Securities and Exchange Commission’s standardized method for calculating mutual fund performance.

The performance of the similarly managed fund is shown in the table below for the stated periods ended December 31, 2014. Also shown is the performance of a broad-based securities index used as the similarly managed fund’s benchmark.

Average Annual Total Return	1 Year	5 Years	10 Years
Similarly managed fund(1)	14.99%	6.27%	4.33%
Barclays Capital Municipal Bond Index (reflects net dividends, which reflect the deduction of withholding taxes)	9.05%	5.16%	4.74%

(1)

Assets in the similarly managed fund as of 12/31/14 were approximately $3.4 billion.  Investors cannot invest directly in an Index.

How Net Asset Value is Determined

The Fund values its shares once each day only when the New York Stock Exchange (the “NYSE”) is open for trading (typically Monday through Friday), as of the close of regular trading on the NYSE (normally 4:00 p.m. eastern time).  The net asset value is determined by dividing the current value of the Fund’s assets less liabilities by the number of Fund shares outstanding and rounding to the nearest cent.  As described under “Buying and Selling Shares” below, Fund shares trade in the secondary market at the Fund’s next-computed NAV plus or minus a trading cost (i.e., a premium or discount to NAV) determined at the time of trade execution.  Investors transacting in Fund shares will be informed of their final trade price by the Listing Exchange after the Fund’s NAV is determined at the end of the trading day.

The Trustees have adopted procedures for valuing investments and have delegated to the investment adviser the daily valuation of such investments.  Pursuant to the procedures, municipal obligations are normally valued on the basis of valuations furnished by a pricing service, which may use matrix pricing and valuation models to derive values.  The pricing service considers various factors relating to bonds and market transactions to determine value.  It is possible that the value realized on the sale of a security may be different from the value previously determined for a particular security.  Financial futures contracts are valued at the closing settlement price established by the board of trade or exchange on which they are traded.  In certain situations, the investment adviser may use the fair value of a security if market prices are unavailable or deemed unreliable.  A security that is

Eaton Vance National Municipal Income NextShares

Prospectus dated ________, 2015

fair valued may be valued at a price higher or lower than actual market quotations or the value determined by other funds using their own fair valuation procedures.  The investment adviser expects to use fair value pricing for municipal obligations under limited circumstances, such as when an obligation is not priced by the pricing service or is in default.  Eaton Vance has established a Valuation Committee that oversees the valuation of investments.

Buying and Selling Shares

Trading in the Secondary Market.  Shares of the Fund are listed and available for trading on The NASDAQ Stock Market LLC (the “Listing Exchange”) during the Listing Exchange’s core trading session (generally 9:30 am until 4:00 pm eastern time).   Shares may also be bought and sold on other national securities exchanges that have obtained appropriate licenses, adopted applicable exchange rules and developed systems to support trading in Fund shares.  There can be no guarantee that an active trading market will develop or be maintained, or that the Fund’s listing will continue or remain unchanged.  The Fund does not impose any minimum investment for shares of the Fund purchased on an exchange.

Fund shares may be purchased and sold in the secondary market only through a broker-dealer (“Broker”).  When buying or selling shares, you may incur trading commissions or other charges determined by your Broker. Due to applicable brokerage charges and other trading costs, frequent trading may detract from realized investment returns. Trading commissions are frequently a fixed dollar amount, and therefore may be proportionately more costly when buying or selling small amounts of shares.

When you buy or sell Fund shares in the secondary market, you will pay or receive the Fund’s next-computed NAV plus or minus a trading cost (i.e., premium or discount to NAV) determined at the time of trade execution. The final price of each purchase and sale of Fund shares is determined and confirmed by the Listing Exchange after calculation of that day’s NAV.

The premium or discount to NAV at which the Fund’s share transactions are executed will depend on market factors, including the balance of supply and demand for shares among investors, transaction fees and other costs associated with creating and redeeming Creation Units of shares, competition among market makers, the share inventory positions and inventory strategies of market makers, and the volume of share trading. The cost to buy shares (i.e., premium to NAV) will generally increase when there is an imbalance of buyers over sellers and as the costs of creating Creation Units increase. The cost to sell shares (i.e., discount below NAV) will generally increase when there is an imbalance of sellers over buyers and as the costs of redeeming Creation Units increase. Reflecting these and other market factors, prices for Fund shares in the secondary market may be above, at or below NAV.  Trading premiums and discounts to the Fund’s NAV may be significant.  Different from how Fund shares trade, purchases and sales of mutual fund shares are made at the next-determined NAV and transactions in shares of ETFs are priced intraday and not directly related to the ETF’s NAV.

Information regarding the trading history of Fund shares is available on the Fund’s website at www.eatonvance.com.  Each business day, the website displays the prior business day’s NAV, and the following trading information for such day:

•

intraday high, low, average and closing prices of shares in exchange trading, expressed as premiums/discounts to NAV;

•

the midpoint of the highest bid and lowest offer prices as of the close of exchange trading, expressed as a premium/discount to NAV;

•

the spread between highest bid and lowest offer prices as of the close of exchange trading; and

•

volume of shares traded.

The website also includes charts showing the frequency distribution and range of values of NAV-based trading prices, closing bid/ask midpoints and closing bid/ask spreads over time.  This trading information is intended to provide useful information to current buyers and sellers of Fund shares.

Trading prices of shares are directly linked to the Fund’s next-computed NAV, which is normally determined as of the close of regular market trading each business day.  Buyers and sellers of shares will not know the value of their purchases and sales until the Fund’s NAV is determined at the end of the trading day.  Trade prices will fluctuate based on changes in NAV and may vary significantly from anticipated levels (including estimates based on intraday indicative values as described below) during periods of market volatility. Although limit orders can be used to control differences in trade price versus NAV, they cannot be used to control or limit trade execution prices.

The Listing Exchange is open for trading Monday through Friday and is closed on the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.  A “Business Day” with respect to the Fund’s secondary market trading and transaction in Creation Units is each day the Listing Exchange is open. Orders from Authorized Participants to create or redeem Creation Units will only be accepted

Eaton Vance National Municipal Income NextShares

Prospectus dated ________, 2015

on a Business Day. On days when the Listing Exchange closes earlier than normal, the Fund may require orders to create or redeem Creation Units to be placed earlier in the day. See the Statement of Additional Information for more information.

Shares of the Fund may be acquired from the Fund through the Distributor or redeemed from the Fund only in Creation Units or multiples thereof, as discussed in “Creations and Redemptions” below.

Intraday Indicative Values.  At periodic intervals of not more than 15 minutes during the Listing Exchange’s regular trading session, an indicative estimate of the Fund’s current portfolio value (“Intraday Indicative Value” or “IIV”) will be disseminated. The IIV calculations are estimates of the real-time value of the Fund’s underlying holdings based on current market prices and should not be viewed as a projection of the NAV per share of the Fund, which is calculated only once a day.  The purpose of IIVs is to help investors determine the number of shares to buy or sell if they want to transact in an approximate dollar amount.  Because IIVs will generally differ from the end-of-day NAV of the Fund, they cannot be used to calculate with precision the dollar value of a prescribed number of shares to be bought or sold.  Investors should understand that share transaction prices are based on closing NAVs, and that NAVs may vary significantly from IIVs during periods of market volatility.  Neither the Fund, the Trust or any of their affiliates are involved in, or responsible for, the calculation or dissemination of IIVs nor make any warranty as to their accuracy. An inaccuracy in an IIV could result from various factors, including difficulty pricing portfolio instruments on an intraday basis.

Creations and Redemptions.  The Fund issues and redeems shares only in Creation Unit blocks of 50,000 shares or multiples thereof. Creation Units may be purchased or redeemed only by or through Authorized Participants. Each Authorized Participant must enter into an Authorized Participant agreement with the Distributor.  A creation transaction, which is subject to acceptance by the Fund’s Distributor, generally takes place when an Authorized Participant submits an order in proper form and deposits into the Fund the Basket of securities, other instruments and/or cash that the Fund specifies for that day.

To preserve the confidentiality of the Fund’s trading activities, the Adviser anticipates that the Basket will normally not be a pro rata slice of the Fund’s portfolio positions and may vary significantly from the Fund’s current portfolio.  Securities being acquired will generally be excluded from the Basket until their purchase is completed and securities being sold may not be removed from the Basket until the sale program is substantially completed. Further, when deemed by the Adviser to be in the best interest of the Fund and its shareholders, other portfolio positions may be excluded from the Basket. The Fund’s Basket will be available on the Fund’s website each day. Whenever portfolio positions are excluded from the Basket, the Basket may include proportionately more cash than is in the portfolio, with such additional cash substituting for the excluded portfolio positions.  See “Buying and Selling Shares - Purchase and Redemption of Creation Units” in the Statement of Additional Information.   By not disclosing its full holdings currently, the Fund can maintain the confidentiality of portfolio trading information and mitigate the potentially dilutive effects of other market participants front-running the Fund’s trades.

Shares may be redeemed only in Creation Units in exchange for the current Basket as described above. Except when aggregated in Creation Units, shares are not redeemable by the Fund. The prices at which creations and redemptions occur are based on the next calculation of NAV after an order is received in a form described in the Authorized Participant agreement, plus or minus the applicable transaction fee (see “Transaction Fees” below).  Transactions in Creation Units are not subject to a sales charge.

A creation or redemption order is considered to be in proper form if all procedures set forth in the Authorized Participant agreement, order form and Statement of Additional Information are properly followed. For an order to be in proper form, the order must be submitted by an authorized person of an Authorized Participant and include all required information prior to the designated cut-off time (e.g., identifying information of the Authorized Participant and authorized person, Fund the order relates to, type of order, number of Creation Units being issued or redeemed, and personal identification number, signature and/or other means of identification of the authorized person).

The Fund intends to comply with the U.S. federal securities laws in accepting securities for deposit and satisfying redemptions with securities, including that the securities accepted for deposit and the securities used to satisfy redemption requests will be sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”). Further, under the Authorized Participant agreement, a shareholder that is not a “qualified institutional buyer,” as such term is defined under Rule 144A of the 1933 Act, will not be able to receive Fund securities that are restricted securities eligible for resale under Rule 144A.

An Authorized Participant must be either a member of the Continuous Net Settlement System of the National Securities Clearing Corporation (“NSCC”) or a DTC participant, and must have executed an Authorized Participant agreement with the Distributor with respect to creations and redemptions of Creation Units. Information about the procedures regarding creation and redemption of Creation Units (including the cut-off times for receipt of creation and redemption orders) is included in the Statement of Additional Information.

Eaton Vance National Municipal Income NextShares

Prospectus dated ________, 2015

Because new shares may be issued on an ongoing basis, at any point during the life of the Fund a “distribution,” as such term is used in the 1933 Act, may occur. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject to the prospectus delivery and liability provisions of the 1933 Act. Any determination of whether a party is an underwriter must take into account all the relevant facts and circumstances of each particular case. Broker-dealers should also note that dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary transactions), and thus dealing with shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the 1933 Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the 1933 Act. For delivery of prospectuses to exchange members, the prospectus delivery mechanism of Rule 153 under the 1933 Act is available only with respect to transactions on a national securities exchange.

The Fund does not impose any restrictions on the frequency of purchases and redemptions of Creation Units; however, the Fund reserves the right to reject or limit purchases at any time. When considering that no restriction on frequent purchases and redemptions was necessary, the Board of Trustees of the Trust evaluated the risks posed by market timing activities, such as whether frequent purchases and redemptions would interfere with the efficient implementation of the Fund’s investment strategy, or whether they would cause the Fund to experience increased transaction costs. The Board considered that, unlike most mutual funds, the Fund charges transactions fees on purchases and redemptions that are designed to protect the Fund from the associated dilution (see “Transaction Fees” below). Given the Fund’s structure and use of transaction fees, the Board has determined that it is unlikely that attempts to market time the Fund by shareholders will materially harm the Fund or its shareholders.

Transaction Fees.   Purchasers and redeemers of Creation Units are charged a transaction fee to cover the estimated cost to the Fund of processing the purchase or redemption, including costs charged to it by NSCC or DTC, and the estimated transaction costs (i.e., brokerage commissions, bid-ask spread and market impact trading costs) incurred in converting the Basket to or from the desired portfolio composition.  The transaction fee is determined daily and will be limited to amounts approved by the Board of Trustees and determined by the Adviser to be appropriate to defray the expenses that the Fund incurs in connection with the purchase or redemption. The Fund’s transaction fee will be available on the Fund’s website each day. The purpose of transaction fees is to protect the Fund’s existing shareholders from the dilutive costs associated with the purchase and redemption of Creation Units.  The amount of transaction fees will differ among Funds and may vary over time for the Fund depending on the estimated trading costs for its portfolio positions and Basket, processing costs and other considerations.  Transaction fees may include fixed amounts per creation or redemption event, amounts varying with the number of Creation Units purchased or redeemed, and amounts varying based on the time an order is placed.  Funds that substitute cash for Basket instruments may impose higher transaction fees on the substituted cash amount.  Higher transaction fees may apply to purchases and redemptions through DTC than through the NSCC.

Book Entry.  Fund shares are held in book-entry form, which means that no stock certificates are issued. DTC serves as the securities depository for shares of the Fund. DTC, or its nominee, is the record owner of all outstanding shares of the Fund and is recognized as the owner of all shares for all purposes. Investors owning shares of the Fund are beneficial owners as shown on the records of DTC or DTC participants. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of shares, you are not entitled to receive physical delivery of stock certificates or to have shares registered in your name, and you are not considered a registered owner of shares. To exercise any right as an owner of shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other exchange-traded securities that you hold in book-entry or “street name” form.

Investments by Registered Investment Companies.   For purposes of the 1940 Act, Fund shares are issued by a registered investment company.  Accordingly, purchases of Fund shares by other registered investment companies and companies relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act are subject to the restrictions set forth in Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order of the SEC.  The Trust has received exemptive relief to permit registered investment companies to invest in Fund shares beyond the limits in Section 12(d)(1)(A), subject to certain terms and conditions, including that the registered investment company first enters into a written agreement with the Trust regarding the terms of the investment in Fund shares.

Eaton Vance National Municipal Income NextShares

Prospectus dated ________, 2015

Distribution

The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is the “principal underwriter” for the Trust in connection with the issuance of Creation Units of the Fund.

All orders to purchase Creation Units of the Fund must be placed with the Distributor by or through an Authorized Participant, and it is the responsibility of the Distributor to transmit such orders to the Fund. The Distributor furnishes to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form.

The Distributor is also responsible for delivering the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Fund to implement the delivery of Creation Units.

The Adviser (or one of its affiliates) may make payments to financial intermediaries related to marketing activities and presentations, educational training programs, conferences, the development of technology platforms and reporting systems, or for making shares of the Fund available to their customers. Such payments, which may be significant to the financial intermediary, are not made by the Fund. Rather, such payments are made by the Adviser (or one of its affiliates) from its own resources. A financial intermediary may make decisions about which investment options it recommends or makes available, or the level of services provided, to its customers based on the payments it is eligible to receive. Therefore, such payments to a financial intermediary create conflicts of interest between such intermediary and its customers and may cause the intermediary to recommend the Fund over another investment.

To the extent permitted by applicable law or relevant exchange rules, the Fund may in the future, but is not required to, participate in certain market maker incentive programs of a national securities exchange pursuant to which Eaton Vance would pay a fee to the exchange to be used for the purpose of incentivizing one or more market makers to enhance the liquidity and quality of the secondary market for Fund shares. The fee would be credited by the exchange to one or more market makers that meet or exceed liquidity and market quality standards with respect to Fund shares. Each market maker incentive program is subject to approval by the SEC. Any such fee payments made to an exchange will be made by Eaton Vance from its own resources and will not be paid by the Fund.

Portfolio Holdings Disclosure

The Eaton Vance funds have established policies and procedures with respect to the disclosure of portfolio holdings and other information concerning Fund characteristics. A description of these policies and procedures is provided below and additionally in the Statement of Additional Information. Such policies and procedures regarding disclosure of portfolio holdings are designed to prevent the misuse of material, non-public information about the funds.

The Fund will file with the SEC a list of its portfolio holdings as of the end of the first and third fiscal quarters on Form N-Q.  The Fund’s annual and semiannual reports (as filed on Form N-CSR) and each Form N-Q may be viewed on the SEC’s website (www.sec.gov). The most recent fiscal quarter-end holdings may also be viewed on the Eaton Vance website (www.eatonvance.com). Portfolio holdings information that is filed with the SEC is posted on the Eaton Vance website approximately 60 days after the end of the quarter to which it relates. Portfolio holdings information as of each month end is posted to the website approximately one month after such month end.  The Fund also posts information about certain portfolio characteristics (such as top ten holdings and asset allocation) at least quarterly on the Eaton Vance website approximately ten Business Days after the period and the Fund may also post performance attribution as of a month end or more frequently if deemed appropriate.  Due to lags in reporting, the Fund’s actual holdings may vary significantly from the most recent publicly disclosed portfolio composition. As disclosed under “How NextShares Differ from ETFs” under “Additional Information about NextShares”, the Fund does not disclose portfolio holdings daily. The Basket used in creations and redemptions of Fund shares is not intended to be representative of current portfolio holdings and may vary significantly from the Fund’s current holdings.

Fund Distributions

The Fund ordinarily declares and pays distributions monthly. Dividend payments are made through DTC participants and indirect participants to beneficial owners then of record with proceeds received from the Fund.

No dividend reinvestment service is provided by the Trust. Financial intermediaries may make available the DTC book-entry Dividend Reinvestment Service for use by beneficial owners of Fund shares for reinvestment of their dividend distributions. Beneficial owners should contact their financial intermediary to determine the availability and costs of the service and the details of participation therein. Financial intermediaries may require beneficial owners to adhere to specific procedures and timetables. If this service is available and used, dividend distributions will be automatically reinvested in additional whole shares of the Fund purchased in the secondary market.

Eaton Vance National Municipal Income NextShares

Prospectus dated ________, 2015

Additional Tax Information

For tax purposes, the entire monthly distribution of the Fund’s daily distributions ordinarily will constitute tax-exempt income to you. The Fund intends to distribute any net realized gains annually (usually in December). The exemption of “exempt-interest dividend” income from regular federal income taxation does not necessarily result in similar exemptions of such income under state or local tax laws.

Purchasers of Creation Units of shares on an in-kind basis will generally recognize a gain or loss on the purchase transaction equal to the difference between the market value of the Creation Units and the purchaser’s aggregate basis in the securities or other instruments exchanged plus (or minus) the cash amount paid (or received).  Persons redeeming Creation Units in kind will generally recognize a gain or loss equal to the difference between the redeeming shareholder’s basis in the Creation Units redeemed and the aggregate market value of the securities or other instruments received plus (or minus) the cash amount received (or paid).

The Internal Revenue Service may assert that a loss realized upon an exchange of securities or other instruments for Creation Units cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position. Persons exchanging securities or other instruments should consult their own tax advisors with respect to whether wash sale rules apply and whether a loss is deductible. Any capital gain or loss realized by a shareholder upon a redemption of Creation Units is generally treated as long-term capital gain or loss if the Creation Units have been held for more than one year and as short-term capital gain or loss if they have been held for one year or less. If you purchase or redeem Creation Units, you will be sent a confirmation statement showing how many shares you purchased or sold and at what price.

The unearned income of certain U.S. individuals, estates and trusts is subject to a 3.8% Medicare contribution tax.  For individuals, the tax is on the lesser of the “net investment income” and the excess of modified adjusted gross income over $200,000 (or $250,000 if married filing jointly).  Net investment income includes, among other things, interest (other than tax-exempt interest), dividends, and gross income and capital gains derived from passive activities and trading in securities or commodities.  Net investment income is reduced by deductions “properly allocable” to this income.

Any recognized gain or income attributable to market discount on long-term tax-exempt municipal obligations (i.e., obligations with a term of more than one year) (except to the extent of a portion of the discount attributable to original issue discount), is taxable as ordinary income.  A long-term debt obligation is generally treated as acquired at a market discount if purchased after its original issue at a price less than (i) the stated principal amount payable at maturity, in the case of an obligation that does not have original issue discount or (ii) in the case of an obligation that does have original issue discount, the sum of the issue price and any original issue discount that accrued before the obligation was purchased, subject to a de minimis exclusion.

The Fund may invest a portion of its assets in securities that generate income that is not exempt from federal income tax.  The rate of taxes on distributions of capital gains are determined by how long the Fund owned the investments that generated them, rather than how long a shareholder has owned his or her shares in the Fund.  Distributions of any taxable income and net short-term capital gains will be taxable as ordinary income.  Distributions of any net gains from investments held for more than one year are taxable as long-term capital gains.  Distributions of interest on certain municipal obligations are a tax preference item under the AMT provisions applicable to individuals and corporations, and all tax-exempt distributions may affect a corporation’s AMT liability.  The Fund’s distributions will be treated as described above for federal income tax purposes whether they are paid in cash or reinvested in additional shares.  A redemption of Fund shares is a taxable transaction.

The Fund may be required to withhold, for U.S. federal income tax purposes, 28% of the dividends, distributions and redemption proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders are exempt from backup withholding. Backup withholding is not an additional tax and any amount withheld may be credited against a shareholder’s U.S. federal income tax liability.

Shareholders, particularly corporations, recipients of social security or railroad retirement benefits and those subject to the AMT, should consult with their tax advisors concerning the applicability of federal, state, local and other taxes to an investment.

Eaton Vance National Municipal Income NextShares

Prospectus dated ________, 2015

Appendix A

Draft dated August 31, 2015

More Information

About the Fund:  More information is available in the Statement of Additional Information.  The Statement of Additional Information is incorporated by reference into this Prospectus.  Additional information about the Fund’s investments will be available in the annual and semiannual reports to shareholders.  In the annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during the past fiscal year.  You may obtain free copies of the Statement of Additional Information and the shareholder reports on Eaton Vance’s website at www.eatonvance.com or by contacting the Fund at:

Eaton Vance NextShares Trust II
Two International Place
Boston, MA 02110
Telephone:  [TBD]

You will find and may copy information about the Fund (including the Statement of Additional Information and shareholder reports):  at the Securities and Exchange Commission’s public reference room in Washington, DC (call 1-800-732-0330 for information on the operation of the public reference room); on the EDGAR Database on the SEC’s website (www.sec.gov); or, upon payment of copying fees, by writing to the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549-0102, or by electronic mail at publicinfo@sec.gov.

The Fund’s Investment Company Act No. is 811-22983.
© 2015 Eaton Vance Management

Appendix B

Fund	Adviser*	Sub-adviser*	Objective(s)	Principal Strategies**	Investment Restrictions**
Balanced NextShares	EVM	N/A	current income and long-term growth of capital	allocates assets between common stocks and fixed-income securities; normally between 50% and 75% in equity securities and between 25% and 50% in fixed-income securities	As listed in SAI
Related account	BMR	N/A	Same	Same	Same
Bernstein All Asset Strategy NextShares	EVM	RBA	total return	flexibility to allocate its assets in markets around the world and among various asset classes, including equity, fixed-income, commodity, currency and cash investments	As listed in SAI
Related account	Same	Same	Same	Same	Same
Bernstein Equity Strategy NextShares	EVM	RBA	total return	at least 80% of net assets in equity securities and derivative instruments that provide exposure to equity securities	As listed in SAI
Related account	Same	Same	Same	Same	Same
Floating-Rate & High Income NextShares	EVM	N/A	high level of current income	at least 80% of net assets in a combination of floating rate loans and other floating rate debt securities and high yield corporate bonds	As listed in SAI
Related account	BMR	N/A	Same	Same	Same
Global Dividend Income NextShares	EVM	N/A	total return	at least 80% of net assets in dividend-paying common and preferred stocks	As listed in SAI
Related account	BMR	N/A	Same	Same	Same
High Yield Municipal Income NextShares	EVM	N/A	high current income exempt from regular federal income tax	at least 80% of its net assets in municipal obligations the interest on which is exempt from regular federal income tax	As listed in SAI
Related account	BMR	N/A	Same	Same	Same
National Municipal Income NextShares	EVM	N/A	current income exempt from regular federal income tax	at least 80% of its net assets in municipal obligations the interest on which is exempt from regular federal income tax	As listed in SAI
Related account	BMR	N/A	Same	Same	Same
Parametric Emerging Markets NextShares	EVM	PPA	long-term capital appreciation	at least 80% of its net assets in equity securities of companies located in emerging market countries	As listed in SAI
Related accounts	Same	Same	Same	Same	Differences noted in disclosure***
Parametric International Equity NextShares	EVM	PPA	long-term capital appreciation	at least 80% of net assets in a diversified portfolio of equity securities	As listed in SAI
Related accounts	Same	Same	Same	Same	Same
Small-Cap NextShares	EVM	N/A	long-term capital appreciation	at least 80% of net assets in equity securities of small-cap companies	As listed in SAI
Related account	BMR	N/A	Same	Same	Same

*

Adviser and sub-adviser names are abbreviated as follows:  “EVM” is Eaton Vance Management; “BMR” is Boston Management and Research, an affiliate of EVM with the same investment personnel; “RBA” is Richard Bernstein Advisors LLC; and “PPA” is Parametric Portfolio Associates LLC (“PPA”).

**

With respect to related accounts, “same” means the principal strategies and investment restrictions of the related account are the same in all material respects as those of the NextShares fund.

***

Certain accounts included in the composite are not registered investment companies and, as such, are not subject to the investment limitations, diversification requirements and other restrictions of the Investment Company Act of 1940 and the Internal Revenue Code, which, if they had applied, might have affected the accounts’ performance results.  Disclosure to this affect accompanies the related performance included in the prospectus.